UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 West Avenue, Suite 201
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lee Cafo_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MCG Securities, LLC_____, as
of _____December 31_____, 20 _18_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Lucas Edward Luke
Notary Public
State of Florida
My Commission Expires 07/31/2022
Commission No. GG 244131

_____
Notary Public

_____
Signature

President
_____
Title

This report** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MCG SECURITIES, LLC
(A Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION AND REPORT
OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)**

YEAR ENDED DECEMBER 31, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

MCG SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
MCG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCG Securities, LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCG Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MCG Securities, LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 27, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	289,719
Fees receivable		176,483
Due from affiliate		67,648
Furniture and equipment, at cost, less accumulated depreciation of $16,623		1,541
Other assets		58,042
Total assets	**$**	**593,433**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Salaries and commissions payable	$	250,021
Accounts payable and accrued expenses		37,667
Total liabilities		287,688
MEMBERS' EQUITY (Note 2)		305,745
Total liabilities and members' equity	**$**	**593,433**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

MCG Securities, LLC, a Pennsylvania Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in mutual funds, municipal securities, variable life insurance and annuities and private placements. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing research and collecting commissions from other unaffiliated broker-dealers on referrals of equities, fixed income, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. There was no impact to members' equity as of January 1, 2018 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - **_ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES_**
(continued)

Revenue Recognition _(concluded)_

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings and private placements in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when earned. As of December 31, 2018, the Company has determined all fees receivable are collectible.

The following table presents our total revenue disaggregated by investment product category:

Certificates of deposit	$ 2,954,662
Research	653,298
Alternative investments	425,051
Commission sharing	275,175
Group annuities	206,996
Variable annuities	198,055
Mutual funds	23,517
Other	21,733
	$ 4,758,487

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
         (concluded)

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, fees receivable, due from affiliate, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Advertising Costs

Advertising costs are charged to expenses as incurred. During the year ended December 31, 2018, the Company incurred $10,765 of advertising costs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $156,078 and $19,179, respectively, which was $136,899 in excess of the required minimum. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.84 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 3 -   *RELATED PARTY TRANSACTIONS*

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate and the Company share telephone, internet and personnel expenses on monthly allocated basis. Expenses incurred in excess of expenses due by the Company on behalf of the Affiliate were approximately $205,000 for the year ended December 31, 2018, of which approximately $138,000 were received and approximately $67,000 is due from the Affiliate.

Additionally, the Company rents office space from an affiliate with common ownership on a month-to-month basis for $2,000 per month under an informal agreement. For the year ended December 31, 2018 the amount paid was $24,000, which is included in Occupancy Costs.

NOTE 4 -   *EMPLOYEE BENEFITS*

The Company has a 401(k) plan for all employees who have attained age 18 and completed one year of service. A participate may elect to defer up to 100 of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Code. The total expense related to the 401(k) plan totaled approximately $1,700.

NOTE 5 -   *FURNITURE AND EQUIPMENT*

Furniture and equipment are summarized by major classifications as follows:

Furniture and fixtures	$ 5,693
Office equipment	11,591
Software	880
	18,164
Less accumulated depreciation	(16,623)
Net property and equipment	**$ 1,541**

Total depreciation expense was $2,236 for the year ended December 31, 2018.

NOTE 6 -   ***BUSINESS CONCENTRATIONS***

There was one customer that comprised approximately 62% of revenue during the year ended December 31, 2018.

NOTE 7 -   ***FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK,***
                COMMITMENTS AND CONTINGENCIES

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

There are no commitments and contingencies that would have a material impact as of December 31, 2018.